UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PERU COPPER INC.

(Name of Subject Company (Issuer))

ALUMINUM CORPORATION OF CHINA

CHINALCO CANADA B.C. HOLDINGS LTD.

(Names of Filing Persons (Offerors))

Common Shares, No Par Value

(Title of Class of Securities)

715455101

(CUSIP Number of Class of Securities)

Kevin Tai

Executive Vice President, Overseas Department

Aluminum Corporation of China

No. 62 North Xizhimen Street

Beijing, China  100082

86-10-82298587

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With a copy to:

Daniel M. Miller

Dorsey & Whitney LLP

Suite 1605 – 777 Dunsmuir Street

Vancouver, B.C.  V7Y 1K4

Canada

(604) 630-5199

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 781,579,427	$ 23,995

*

Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 126,879,777 outstanding common shares, no par value, of Peru Copper Inc. for the expected consideration in the tender offer of Cdn.$6.60 (U.S.$6.160) per share. Such number of outstanding shares represents the total of 119,411,077 common shares outstanding as of June 21, 2007 and not held by the offeror, and 7,468,700 common shares subject to options as of June 21, 2007.  On June 21, 2007, the inverse of the noon buying rate as reported by the Federal Reserve Bank of New York for customs purposes was Cdn.$1.00=U.S.$0.9322.

**

The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2007 issued by the Securities and Exchange Commission on September 29, 2006. Such fee equals 0.00307% of the transaction value.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,995	Filing Party: Aluminum Corporation of China

Form or Registration No.: Schedule TO	Date Filed: June 25, 2007

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒           third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☒           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. 715455101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Aluminum Corporation of China

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐		(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)			BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization			China

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	126,603,528

		8.	Shared Voting Power	0

		9.	Sole Dispositive Power	126,603,528

		10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			126,603,528

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			92.2%

14.	Type of Reporting Person (See Instructions)			CO; HC

CUSIP No. 23077R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Chinalco Canada B.C. Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐		(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)			AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization			British Columbia

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	126,603,528

		8.	Shared Voting Power	0

		9.	Sole Dispositive Power	126,603,528

		10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			126,603,528

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			92.2%

14.	Type of Reporting Person (See Instructions)			CO

This amendment amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on June 25, 2007 (as previously amended and supplemented, the “Schedule TO”) relating to a tender offer by Chinalco Canada B.C. Holdings Ltd., a company incorporated under the laws of the Province of British Columbia (the ”Offeror”) and a wholly-owned subsidiary of Aluminum Corporation of China, a Chinese corporation (“Chinalco”), to purchase all the outstanding common shares, no par value (the ”Common Shares”), of Peru Copper Inc., a Canadian corporation (the ”Company”), including all Common Shares that may become outstanding after the date of the Offer upon the exercise of outstanding stock options granted pursuant to the Company’s stock option plans, at a purchase price of Cdn.$6.60 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated June 25, 2007 (the “Offer to Purchase” and the “Circular,” respectively, and together, the “Offer to Purchase and Circular”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and Circular, as each may be amended and/or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Offeror and Chinalco.

Item 11. Additional Information.

The Offer expired at 12:00 noon (Toronto time) on July 31, 2007 (the “Expiry Time’).  The depositary for the Offer advised Chinalco and the Offeror that approximately 113,403,528 Common Shares had been validly tendered and not withdrawn as of the Expiry Time, representing approximately 91% of the outstanding Common Shares (excluding Common Shares held by Chinalco or its affiliates).  The Offeror will take up and pay for all of the Common Shares that were validly tendered and not withdrawn as of the Expiry Time within the prescribed time period under applicable law, and intends to complete a compulsory acquisition of the remaining outstanding Common Shares that were not deposited to the Offer.  The press release issued by the Parent on July 31, 2007 announcing the expiration of the Offer, the intended take-up and payment for the validly tendered Common Shares and the intended compulsory acquisition of the remaining outstanding Common Shares is filed as Exhibit (a)(10) hereto and is incorporated by reference herein.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALUMINUM CORPORATION OF CHINA

Date: July 31, 2007	By:	/s/ Youquing Lu
		Name:	Youquing Lu
		Title:	Vice President

CHINALCO CANADA B.C. HOLDINGS LTD.

Date: July 31, 2007	By:	/s/ Yu Tai
		Name:	Yu Tai
		Title:	Director

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)*	Offer to Purchase for Cash and Circular dated June 25, 2007.
(a)(2)*	Form of Letter of Transmittal.
(a)(3)*	Form of Notice of Guaranteed Delivery.
(a)(4)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)*	Form of Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN.
(a)(7)*	Summary Advertisement appearing in the Wall Street Journal on June 25, 2007.
(a)(8)*	Form of Letter of Acceptance of Offer to be used by Peruvian shareholders of Peru Copper Inc.
(a)(9)*	Form of Letter of Withdrawal to be used by Peruvian shareholders of Peru Copper Inc.
(a)(10)	Press release, dated July 31, 2007.
(b)*	Commitment Letter, dated June 21, 2007.
(d)(1)*	Support Agreement, dated as of June 10, 2007, among Aluminum Corporation of China and Peru Copper Inc.
(d)(2)*	Amendment to the Support Agreement, dated June 21, 2007, among Aluminum Corporation of China, Peru Copper Inc. and Chinalco Canada B.C. Holdings Ltd.
(d)(3)*	Form of Lock-Up Agreement.
(d)(4)*	Schedule of Signatories to Lock-Up Agreement.
(d)(5)*	Lock-Up Agreement, dated as of June 10, 2007, between Aluminum Corporation of China and Paul Stein.
(d)(6)*	Lock-Up Agreement, dated as of June 10, 2007, between Aluminum Corporation of China and Ranchu Copper Investments Limited.
(d)(7)*	Lock-Up Agreement, dated as of June 10, 2007, between Aluminum Corporation of China and Geologic Resource Partners, LLC.
(g)	None.
(h)	None.

*Previously filed